Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Appoints Ms. Josephine Ngai as Chief Financial Officer

HONG KONG — March 28, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced the appointment of Ms. Josephine Ngai Yuk Chun as Chief Financial Officer of the Company, effective March 31, 2024.

Ms. Ngai is currently a Vice President, Finance & Group Financial Controller of the Company, and has been with iClick since 2019. She brings over 20 years of experience in financial accounting, financial management, and business operations to her new position. Ms. Ngai succeeds Mr. David Zhang who will step down from his roles as Chief Financial Officer and Director of the Company both effective March 31, 2024. Mr. Zhang will continue to work closely with iClick as a Senior Advisor.

“We are delighted to congratulate Josephine on her promotion to Chief Financial Officer of the Company. Her extensive professional knowledge and experience, coupled with her expertise in corporate governance and financial controls, makes her a valuable addition to the management team as we pursue our long-term strategies and operational efficiencies,” said Jian Tang, Chairman, Chief Executive Officer and Co-Founder of iClick.

“We want to express our gratitude to David for his professionalism and contributions to iClick, where he has served as our Chief Financial Officer and Director since January 2022, and as a Senior Vice President of Finance since 2021. We also thank him for his continued support in his new role.” Mr. Tang added.

Prior to joining iClick, Ms. Ngai served in the auditing capacity at a Big Four accounting firm and senior management roles in conglomerates listed on the Hong Kong Stock Exchange. She received a bachelor’s degree in accounting from the Hong Kong Polytechnic University and an EMBA degree from the Chinese University of Hong Kong. Ms. Ngai is a Member of the Hong Kong Institute of Certified Public Accountants.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com